Filed by MB Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Chartered Bancorp, Inc.

Filer’s Commission File Number: 001-36599

Set forth below is the transcript of an investor conference call of MB Financial, Inc. held on November 23, 2015:

Participants

Mitchell Feiger; MB Financial, Inc. President, CEO

Jill York; MB Financial, Inc. VP, CFO

Mark Hoppe; MB Financial Bank President, CEO

Michael Morton, MB Financial, Inc. Chief Credit Officer

Brian Wildman, MB Financial, Inc. Chief Risk Officer

PRESENTATION

Operator

Good morning and welcome to the MB Financial Incorporated Investor Conference Call.  All participants will be in listen-only mode.  Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.  After today’s presentation there will be an opportunity to ask questions.  To ask a question you may press star then one on your telephone keypad.  Please note this event is being recorded.

Today we have with us Mitchell Feiger, President and Chief Executive Officer, and Jill York, Chief Financial Officer of MB Financial Incorporated.  Also present from MB Financial Bank are Mark Hoppe, President and CEO; Michael Morton, Chief Credit Officer; and Brian Wildman, Chief Risk Officer.

Before we begin I need to remind you that during the course of this call the company may make forward-looking statements about future events and future financial performance.  You should not place undue reliance on any forward-looking statements which speak only as the date made.  These statements are subject to numerous factors that could cause actual results to differ materially from those anticipated or projected.  For a list of some of these factors, please see MB Financial’s forward-looking statements disclosure in its 2015 third quarter earnings release, as well as the forward-looking statements disclosure in the slides for this presentation.

I would now like to turn the conference over to Mitchell Feiger, President and Chief Executive Officer of MB Financial Incorporated.  Please go ahead, sir.

Mitchell Feiger

Thank you, Chad.  Good morning, everyone.  Thank you for joining us today.  I am very pleased to report to you today that after the close of business on Friday we signed an agreement to acquire American Chartered Bancorp, Inc., parent company of American Chartered Bank.  You probably know this already, but just in case, last night we issued a press release and an investor presentation describing the transaction.  I urge you to read both of those documents.

American Chartered was founded in 1987 by Bob Riter and Dan Miller and both are still leading the company.  American Chartered is a privately held commercial bank focused on serving middle market and emerging middle market businesses in the Chicago area.  It has 15 branches, approximately $2.8 billion in assets, $2 billion in loans, and $2.2 billion in deposits, of which half are non-interest bearing.

The company has made no acquisitions in its 28 years of existence, meaning all deposits and loans were obtained through organic growth.  American Chartered is a high performing company.  Year-to-date return on average assets and return on equity were 1.18% and 19% respectively.  Its efficiency ratio is 53%.  Loans have been growing between 8% and 10% a year since 2012.  Cost of deposits is a very low 13 basis points because 50% of deposits are non-interest bearing and a deposit base with no meaningful concentrations.

I’m extremely proud of the fact that non-interest bearing deposits at MB are 40% of total deposits.  Fifty percent is spectacular.  This is a high performing company.

The bank, since its founding 28 years ago, has been focused on serving Chicago’s business community.  Its bankers are highly skilled; many are well known to MB bankers.  Like MB, its service level is among the best in the market, resulting in excellent client retention.  I know that because MB bankers have been trying to lure American Chartered’s clients away for the last 28 years with little success.

This is a very good transaction for both strategic and financial reasons.  I’ll leave it to Jill to describe the financial niceties.  Here are the strategic benefits as I see them.

American Chartered adds meaningful scale, both bankers and clients, to our commercial banking business and will expand the resources we devote to the middle market and emerging middle market spaces.  The bank has an excellent client base.  Clients and bankers both will feel very comfortable at MB.  The company has a fantastic deposit base.  Our combination improves MB’s ability to grow low-cost, sticky commercial deposits, which I think are going to prove to be extremely valuable.  The branch network combination is strong.  American Chartered branches either overlap or are in attractive neighborhoods contiguous with MB branch neighborhoods.

Conversely, the added MB offices make banking more convenient for American Chartered clients, and though not built into our financial projections at all, the combination provides significant cross-sell opportunities in capital markets, international banking, treasury management, retail banking, leasing, asset management, private banking and more.

As I said already, the bank has a great commercial banking staff, virtually impossible to build without acquiring the company.  While already a fierce competitor in the Chicago market, once the transaction closes, MB, our company, will be an even stronger and more competitive one.  So that’s the strategic t

Let me turn it over to Jill now so she can give you the financials.

Jill York

All right.  Good morning and thanks, Mitch.  This is an exciting day for MB.  I think this merger’s one of those unique transactions that is attractive both from a strategic perspective and a financial perspective.  In terms of transaction economics, total consideration is valued at $449 million, or $9.30 per share.  One hundred million of the consideration is in cash and the balance is in MB stock.

In terms of pricing multiples, the total consideration is 13.6 times annualized 2015 earnings and 10.4 times annualized 2015 earnings plus after-tax cost savings.  Total consideration is 2.19 times adjusted tangible book value and we’ve included on page five of the investor presentation the computation of adjusted tangible book value, but essentially it is the sum of common shareholder equity plus preferred shares that are expected to convert to common either on closing or shortly thereafter and the excess tax benefit related to the non-qualified stock options that will be exercised at closing.  We believe this is the right way to think about tangible book value in this case.

In reflecting on the pricing multiples I think it is important to think about the various pricing multiples in combination, and on that basis I think the pricing is quite reasonable given the high quality franchise that we will be acquiring.

We expect the transaction to be 5% accretive to EPS the first year after closing, excluding transaction costs, and 7% accretive and increasing thereafter.  Tangible book value dilution is expected to be 4.6% at closing, excluding after-tax transaction costs, as transaction costs are not included in purchase accounting.  Including after-tax transaction costs, tangible book value dilution is 5.9%.  The tangible book value earn back period is a reasonable 4.25 years, including the transaction costs.

The internal rate of return on the transaction is solid and is expected to be in excess of 15%.  In our financial modeling we estimated the cost savings will be $16.9 million, or 29% of American Chartered’s core operating expenses, and phased in over a two-year period.

Transaction costs are estimated to be $32 million and will be incurred during the year following closing.

All right, that’s it from a numbers perspective.  Mitch, back to you.

Mitchell Feiger

All right.  Obviously, we think this is a very good transaction for our company.  I think it’s good for both companies.  Really good.  It’s strategically and financially compelling.

All right, Chad, let’s open the call to questions now.

QUESTIONS AND ANSWERS

Operator

Certainly.  We will now begin the question and answer session.  To ask a question you may press star then one on your telephone keypad.  If you’re using a speakerphone please pick up your handset before pressing the keys.  To withdraw your question please press star then two.  Once again, pressing star then one will allow you to ask a question.  At this time we will pause momentarily to assemble our roster.

The first question comes today from Chris McGratty with KBW.  Please go ahead.

Chris McGratty

Good morning, everybody.

Mitchell Feiger

Good morning, Chris.

Chris McGratty

Mark, maybe a question for you now that we’ve seen a couple sizeable transactions, with Taylor being one.  I’m looking at the existing team today at MB Taylor.  I’m just looking at the commercial and the commercial real estate portfolio, about $8 billion.  That works out to about $80 million per banker.  I’m not sure if this is the right way to look at it, but if you look at the same math on the team you’re acquiring today, it’s about half that, $35 million, $40 million.

I guess the first question is this the right way to look at the capacity with this transaction over time?

Mark Hoppe

I would say this—it’s difficult to do that.  You don’t know exactly what all of the RMs do, relationship bankers, like in the case of American Chartered and relationship managers at MB, so there are different levels of experience in there.  It’s really hard to do a math program, because you could say well, there are 75 relationship managers in C&I.  Remember, CRE is really managed separately, underneath my watch, but managed separately.  If you talk about C&I, that’s one calculation.  There are 75.  In that 75 there are over half that are very, very experienced bankers and there are the remainder that are much younger folks who are in different levels of being trained, etc.  I think probably, though I don’t have all the detail on American Chartered, I think much the same could be said for them.

The way I would look at it, the way we have looked at it, is that it’s basically purely additive and complementary to us.  We have little, if any, overlap in the portfolios and the focus of American Chartered has historically been in what we refer to as emerging middle market companies of, let’s say, $5 million to $20 million in revenue, something like that, and of course they have some larger credits, but that’s really in their sweet spot.  So that’s what’s perfect about this for us, that we’re adding a new set of clients in an area that is really kind of between our business banking and our traditional C&I middle market banking.  That’s one of the really exciting things about this acquisition from our perspective, Chris.

Mitchell Feiger

Chris, just one thing.  One might think that if you do the math the way you suggested that the American Chartered bankers have lower average, smaller average portfolios, and so therefore they’re less efficient to drive less profit, but that’s not the case.  They probably do have on average smaller loans outstanding but the number of clients they have is probably at least on par or larger than the MB bankers and the deposit base is extremely strong.

So the combination gets you this 53% efficiency ratio, which speaks to the contribution of the bankers.  So, even though the average portfolio size may be a little bit smaller, I think it’s perfectly okay.

Chris McGratty

Okay.  Mitch, with Taylor as a bigger transaction you integrated the teams, you talked about in the past, and you took a step back and have made two steps forward with the combined growth.  Is this more of a plug-and-play and we see this transaction be accretive, if I’m hearing you right, accretive to the overall growth rate of the company?

Mitchell Feiger

Correct.  Correct on the second phase.  Not so correct, at least I don’t think about it, the way you phrased it on the first part.  Yes, I think from a growth perspective it should be accretive.  From a plug-and-play, I’m not a fan of that at all, of that thought.  I think that’s how banks get into trouble.  I think in acquisitions we’re very much about carefully considering the value that each of our merger or acquisition partners brings to us and carefully preserving that and listening to them very carefully and giving them the same opportunities that we give MB people.

If by plug-and-play it means that they’re kind of lesser citizens or their thoughts are less important, we don’t operate that way.  We’re very much about best people, best processes, best practices, best products.

Chris McGratty

I’m sorry, I was just referring to the fact that there shouldn’t be a pause in loan growth with the integration.  It should be more just continuing what you’ve built and then [indiscernible]—

Mitchell Feiger

Correct.

Chris McGratty

Okay.

Mitchell Feiger

Correct.  There will be much, much less impact on the MB bankers.  They should be able to remain fully in the market doing their thing.

Chris McGratty

Great.  If I could just ask one follow-up for Jill and then I’ll hop out.  The cost saves, Jill, I think it says $16.9 over two years.  With the conversions set where they’re set should we assume that we get 100% of the cost saves by ‘17 or will some of it spill into ‘18?

Jill York

I think we’ll have the bulk of the cost savings by the end of 2017 and then there’ll be a few that trickle in the following year.

Chris McGratty

Okay, thank you.

Operator

The next question is from Emlen Harmon with Jefferies.  Please go ahead.

Emlen Harmon

Hello.  Good morning.

Michael Feiger

Good morning, Emlen.

Jill York

Good morning.

Emlen Harmon

Good morning.  Just to continue on the loan growth theme, American Chartered obviously has shown really good commercial growth over the course of the last year.  Could you talk a little bit of the driver there?  Were there any particular industries or business lines that had been a more meaningful contributor or whether there’s been some hiring?  It’d be interesting to hear what the drivers of the growth have been.

Mark Hoppe

This is Mark.  It’s been very broad from an industry perspective.  One of the beauties of the Chicago market is there’s great diversification of type of company.  So yes, there’s really been no meaningful concentration whatsoever from an industry perspective.

Emlen Harmon

Got it.  What’s the hiring path been at American?  They’ve been adding a lot of lenders effectively.

Mitchell Feiger

I’m not sure I understand the question.  Can you say it again?

Emlen Harmon

Sure.  Some of the higher growth commercial banks that can be driven by hiring, so bringing in a number of bankers who are bringing over their books.  So I’m just curious whether that’s been a contributor to the growth path there as well.

Mitchell Feiger

I think American Chartered has been a steady hirer of skilled commercial bankers.  They’ve pretty much been in the market all the time searching for skilled bankers, but I think the growth has been primarily organic to existing bankers and a few added bankers here or there where they could get them, where they meet the American Chartered standard.

If the question is are they hiring bankers, if they’re getting their growth through hiring bankers that are brining over big portfolios of clients, no, I don’t think that’s the case.

Emlen Harmon

Got it.  That was exactly it.  Thanks.  Jill, do you have an early estimate for any of the regulatory capital ratios?  TCE is 7.7.  That’s going to be lower than you were post-Taylor.  Do you guys take a little bit of a pause after this deal to rebuild the capital some?

Jill York

I actually like where we’re ending up on the closing date in terms of the 7.7 tangible common equity ratio.  I view this as a very good use of some of our excess capital.  And yes, I have run the regulatory capital ratios and they are well above the well capitalized levels post-merger.

Emlen Harmon

Thanks.

Mitchell Feiger

I’m sorry.  Go ahead.  Go ahead, Emlen.

Emlen Harmon

No, were you just going to comment on pausing, Mitch?  Sorry, I didn’t want to interrupt you there.

Mitchell Feiger

Yes, I was thinking about the pause.  So obviously, there’s a pause afterwards as we integrate American Chartered to make sure things go well post-merger, that takes at least six or nine months, probably longer.  An absolute best case it’s probably nine, maybe twelve months.  So capital rebuild surely during that period, when our capital generation rates are pretty high and post-merger will be even higher.

Emlen Harmon

Got it.  Thanks.  Just a last one on capital.  How does this acquisition affect the treatment of your trust preferrreds from a regulatory capital perspective?  I think this does.  You guys are just under $15 billion as of the third quarter.  Does this end up affecting the treatment of some of those as you go?  Does this count as going over by acquisition and does this affect the treatment of some of those as a result?

Jill York

Yes.  Great question.  It does impact the treatment.  Of course, we factor that into our modeling, but the way it works is if you acquire a holding company that puts you above $15 billion then the trust preferred tier one treatment phases out but we do retain tier two treatment for the trust preferreds.

Emlen Harmon

So that’s going to happen?

Jill York

Correct, that will happen on closing.

Emlen Harmon

Got it.  Okay. Thanks, guys.

Operator

The next question is from Kevin Fitzsimmons with Hovde Group.

Kevin Fitzsimmons

Hello.  Good morning, everyone.

Mitchell Feiger

Good morning, Kevin.

Kevin Fitzsimmons

Mitch, I was just wondering if you could reconcile for us, whenever you’ve talked about M&A in recent quarters you’ve been very specific in saying that traditional depository-type acquisitions were not a high priority for you all.  You were focused more in fee revenue-generating type, but you did always leave the caveat that if a deal was large enough and special enough, I think you’ve used those words,that you would definitely look at it.  Just trying to put this deal in that context.  Did it hit those thresholds for you and that’s why you guys pursued it?

Mitchell Feiger

Yes.

Kevin Fitzsimmons

Okay.

Mitchell Feiger

This is a fantastic bank. There aren’t a lot of banks in Chicago anymore that are over $1 billion and yet would fit with MB.  I mean, there are just a handful.  American Chartered was our number one priority on the list.  So, “yes” is the answer.

Kevin Fitzsimmons

Okay.  Given that it has been so impressive in terms of the growth and the profitability that it’s had and the attractive franchise, can you give us any sense on why now?  You guys have been pursuing them for so long, why now was the right time?  Was there some succession issue on their side?  What drove that interest in selling now for them?

Mitchell Feiger

This is my impression.  It’s hard to know for sure why people decide to sell something, particularly a company.  This is coming from Mitch and may not be entirely right, but my guess is that they’d been doing this for 28 years.  It’s a long time.  Senior management was getting up in age more and probably thinking, I know, thinking more actively about retirement, for one thing.  Item two is they took on a couple of private equity investors, although I don’t think they were pushing for a sale.  I think you have to wonder, they were in there, came in in the middle of the recession.

The company had alternatives.  It could have gone public, it could have worked to buy out the PE firms’ interests, I’m sure.  That may be part of the reason.  It’s hard to know.  Hard to know for sure.

Kevin Fitzsimmons

Okay.  That’s great.  One just last clarification.  You mentioned earlier to a question about a pause.  As you integrate, and I’m assuming that’s referring to just bank-type of acquisitions, does that have any effect on fee revenue-type deals like MSA holdings, if those opportunities come up over the next several months?

Mitchell Feiger

No, probably not.  As long as they’re not demanding of material integration resources and probably as long as they’re not overly stressful from a capital perspective I think we would continue to entertain those kinds of transactions.

Kevin Fitzsimmons

Okay, great.  Thank you.

Operator

Again, if you have a question, please press star then one.  The next question is from Brian Martin with Fig Partners.

Brian Martin

Hello, guys.

Mitchell Feiger

Hello, Brian.

Jill York

Hello, Brian.

Brian Martin

Maybe just one question back on the cost saves, Jill.  The cost saves, in earnest, start to pick up in the first quarter of ‘17.  Does that sound fair given the integration timeline?

Jill York

Right.  I think that’s a fair estimate.

Mitchell Feiger

To be complete, it depends when the transaction closes.

Jill York

That’s right.

Mitchell Feiger

Correct.  So, it’s about six months post-closing is what you’re saying.

Jill York

Correct, yes.

Brian Martin

Understood.  Thanks.  Then just one other question.  The lenders you pick up here, given the importance of retaining them and the transaction, are there non-competes in place to keep the folks at American Chartered or is that at least the key people?  What does it look like there?

Mitchell Feiger

Brian, we’re not going to get into the specific contractual issues connected with the bankers, but just a couple things on this thing because it’s a really important question that you ask.

Obviously, we wouldn’t have done the transaction if we didn’t think we had a very high likelihood of retaining all of the bankers, all of them.  We want every single one of them to stay with the bank.  MB is a really good place to work.  Our ability to retain high talent people has been superb over the years and I think remains superb.  We have a great staff.  People really like working here.  We get along very well.  That’s part one of the answer.

Part two of the answer is talented commercial bankers are going to want to be where they can be successful.  I think there’s no other place in town, there’s no other platform in town where the American Chartered bankers could be more successful than at MB.  Contractual issues aside and other things that we may do to encourage bankers to stay aside, we think we have an excellent chance of retaining all the bankers.

Brian Martin

Okay, understood.  Thanks, Mitch, and congrats on the deal, guys.

Mitchell Feiger

Thanks.

Mark Hoppe

Thanks, Brian.

Operator

This concludes our question and answer session.  I would like to turn the conference back over to Mitchell Feiger for any closing remarks.

CONCLUSION

Mitchell Feiger

Okay, terrific.  Thank you, everyone, for your interest in our company and taking the time to be on our call today.  We look forward to talking with you, I guess in January, when we issue our fourth quarter earnings report.  Until then, have a good winter.  Bye.

Operator

The conference is now concluded.  Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

When used in this document and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made.  These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information.  By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.  Statements about the expected timing, completion and effects of the proposed merger and all other statements in this document other than historical facts constitute forward-looking statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the MB Financial-American Chartered merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals and approval of American Chartered’s stockholders for the MB Financial-American Chartered merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of MB Financial’s mortgage servicing rights; (6) the possibility that MB Financial’s mortgage banking business may increase volatility in its revenues and earnings and the possibility that the profitability of MB Financial’s mortgage banking business could be significantly reduced if MB Financial is unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of MB Financial’s mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases; (12) the ability to access cost-effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) future acquisitions by MB Financial of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in MB Financial’s business, changes in market conditions, or other factors.

MB Financial does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of American Chartered.  INVESTORS AND STOCKHOLDERS OF AMERICAN CHARTERED ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MB FINANCIAL, AMERICAN CHARTERED AND THE PROPOSED TRANSACTION.  When filed, this document and other documents relating to the merger filed by MB Financial with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations”.  Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992.

Participants in this Transaction

MB Financial, American Chartered and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Chartered stockholders in connection with the proposed transaction.  Information about the directors and executive officers of MB Financial is contained in the definitive proxy statement of MB Financial relating to its 2015 Annual Meeting of Stockholders filed by MB Financial with the SEC on April 10, 2015.  Information about the directors and executive officers of American Chartered will be set forth in the proxy statement/prospectus when it is filed with the SEC.